

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05001110

January 10, 2005

Abba David Poliakoff
Gordon, Feinblatt,
Rothman, Hoffberger & Hollander, LLC
233 East Redwood Street
Baltimore, MD 21202-3332

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-10-2005

Re: First Mariner Bancorp
Incoming letter dated December 3, 2004

Dear Mr. Poliakoff:

This is in response to your letter dated December 3, 2004 concerning the shareholder proposal submitted to First Mariner by John F. Maas. We also have received a letter from the proponent dated December 12, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
JAN 1 2 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John F. Maas
4053 Bayberry Ct.
Monmouth Jct., NJ 08852

946090

GORDON ▪ FEINBLATT
ROTHMAN, HOFFBERGER & HOLLANDER, LLC

ABBA DAVID POLIAKOFF
410.576.4067
FAX 410.576.4246
apoliakoff@gfrlaw.com

ATTORNEYS AT LAW
233 EAST REDWOOD STREET
BALTIMORE, MARYLAND
21202-3332
410.576.4000
www.gfrlaw.com

December 3, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John F. Maas for Inclusion in the 2005 Proxy Statement of First Mariner Bancorp

Ladies and Gentlemen:

This letter is submitted on behalf of our client, First Mariner Bancorp (the "Company"), which has received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by John F. Maas ("Proponent") for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its annual meeting of shareholders to be held in May 2005 (the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal and Supporting Statement from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal and Supporting Statement from its 2005 Proxy Materials, or, in the alternative, excludes the objectionable portions of the Supporting Statement. To the extent the reasons for excluding the Proposal and Supporting Statement are based on matters of law, this letter constitutes the supporting opinion required by Rule 14a-8(j)(2).

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and Supporting Statement, and (ii) the Proposal and Supporting Statement.

I. The Proposal

A copy of the Proposal and Supporting Statement is attached hereto as Exhibit 1. For your convenience, the text of the Proposal and Supporting Statement is set forth below:

RESOLVED:

That the shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent director, elected by the directors.

SUPPORTING STATEMENT

At last year's Annual Meeting this proposal received 21.8% of the votes cast.

In my opinion, the primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders and having an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises." (*Report of the NACD Blue Ribbon Commission on Director Professionalism.* Washington, D.C.: National Association of Corporate Directors, 1996, reissued 2001)[.]

Institutional investors have found that a strong objective board leader can best provide the necessary oversight of Management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." (CalPERS' Corporate Governance Core Principles & Guidelines: The United States April 13, 1998, III.A)[.]

The Baltimore Business Journal reported

> "When companies do business with firms owned by an officer or board member, it is known as a "related party transaction." The practice isn't uncommon, but it is receiving increased scrutiny from shareholder advocates who feel it may serve management's interests, not those of shareholders.
>
> Institutional Shareholder Services said in a report last year that Hale's involvement in "related party transactions" negatively affected First Mariner's corporate governance ranking. The service studies the governance practices of thousands of public companies – from anti-takeover provisions to the number of independent directors – and gives companies an overall ranking.
>
> Last year, First Mariner, founded in 1995, ranked in the lowest third of about 22,000 public companies ISS surveyed on their corporate governance practices" (Baltimore Business Journal 4/9/2004)[.]

Andrew Grove, chairman of Intel Corporation, stated "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss? (BusinessWeek, November 11, 2002).

II. The Proposal May Be Excluded Because The Company Would Lack The Power And Authority To Implement The Proposal

Rule 14a-8(i)(6) provides that a public company may omit a shareholder proposal "if the company would lack the power and authority to implement the proposal." The Proposal urges the Board of Directors of the Company (the "Board") to adopt a "policy" that the Chairman of the Board and the Chief Executive Officer be two separate people and that the Chairman be an independent director, elected by the directors. The Company is without the power or authority to implement the policy described in the Proposal, because such a policy is prohibited by applicable law and the Company's Bylaws.

The Company is a Maryland corporation and is subject to the Maryland General Corporation Law ("MGCL"). Section 2-403 of the MGCL provides that "[e]ach director of a corporation shall have the qualifications required by the charter or bylaws of the corporation." Section 1 of Article III of the Company's Bylaws (a copy of which is enclosed as Exhibit 2) provides that the "Chairman of the Board shall be [a] director[.]" Section 2 of Article III of the Company's Bylaws provides that the "Chairman of the Board shall be the Chief Executive Officer of the Corporation[.]" (Emphasis added). Thus, these provisions make it clear that a person cannot be qualified to serve as Chairman of the Company unless that person also serves as the Company's Chief Executive Officer, and vice versa. Additionally, Section 1 of Article III of the Company's Bylaws specifically provide that the Chairman of the Board is an "officer" of the Company. The Marketplace Rules of the Nasdaq Stock Market, Inc. (the "Nasdaq Rules") to which the Company is subject exclude an officer from the definition of "independent director". Nasdaq Rule 4200(a)(15).

Accordingly, unless and until the Company's Bylaws are amended to separate the positions of Chairman and Chief Executive Officer, the policy described in the Proposal, although arguably adoptable by the Board, would be meaningless and could not be implemented by the Company. Any other conclusion would require the Company to violate the Bylaws and, thus, the MGCL.

In *Walt Disney Co.* (November 24, 2004), the Staff refused to concur with the company's position that it could exclude a shareholder proposal urging the board of directors to "amend the Corporate Governance Guidelines and to take whatever other actions are necessary to set as a company policy that the chairman of the board of directors will always be an independent member of the board . . ." on the basis that the company was without authority or power to implement the proposal. We believe that the Disney proposal is distinguishable from and, thus, not instructive with respect to the Proposal. First, the Disney proposal did not ask the board of directors to separate the positions of chairman and chief executive officer—it merely asked the board of directors to ensure that the chairman be and remain independent. Second, contrary to the Company's Bylaws, Disney's bylaws neither (i) characterized the chairman of the board as an "officer" nor (ii) named the chairman as the chief executive officer. Therefore, the proposed amendment to Disney's corporate governance guidelines did not ask the board to adopt a policy that would violate the company's bylaws or applicable law if implemented.

Accordingly, based upon Rule 14a-8(i)(6), the Company intends to exclude the Proposal and Supporting Statement from the 2005 Proxy Materials. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company omits the Proposal and Supporting Statement from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(6).

III. The Proposal May Be Excluded Because It Would Result In A Violation Of Maryland Law

The Proposal and Supporting Statement may be properly omitted pursuant to Rule 14a-8(i)(2), which permits the exclusion of shareholder proposals that, if implemented, would require the issuer to violate state, federal or foreign law. The Proposal, if implemented, would require the Company to violate Maryland law.

First, a discussed above in Item II, the implementation of the policy described in the Proposal would require the Company to violate its Bylaws and, thus, Section 2-403 of the MGCL. Second, a Board policy that "the Chairman be an independent director, elected by the directors[]"

(emphasis added), if implemented, would violate Section 2-404 of the MGCL, which dictates that the Company's directors shall be elected by its shareholders at each annual meeting thereof.[1] Although vacancies on the Board may be filled by the affirmative vote of a majority of the remaining directors, *see* MGCL § 2-407(b), a person who is elected by the Board to fill a vacancy must stand for election at the next annual meeting of shareholders. *See* MGCL § 2-407(c). Thus, ultimately, the Company's shareholders determine who serves as the Company's directors, not the directors. Maryland law simply does not permit incumbent directors to elect a director, except to fill a vacancy.

Accordingly, based upon Rule 14a-8(i)(2), the Company intends to exclude the Proposal and Supporting Statement from the 2005 Proxy Materials. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company omits the Proposal and Supporting Statement from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(2).

IV. The Proposal May Be Excluded Because It Deals With The Company's Ordinary Business Operations

The Proposal and Supporting Statement may properly be omitted under Rule 14a-8(i)(7), which states that a public company may omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." The Staff's no-action letter in *U.S. Air, Inc.* (February 1, 1980) is directly on point. In *U.S. Air*, the shareholder proposal urged the company to "take the necessary steps" to ensure the separation of the position of chairman from the position of president and chief executive officer. The Staff concurred in the company's view that the proposal could be excluded under Rule 14a-8(i)(7) because it dealt with "a matter relating to the conduct of the ordinary business operations of the company." The Staff's conclusion in *U.S. Air* was based on its view that "the relevant statutory and by-law provisions appear to render the allocation of corporate offices and responsibilities among the Company's employees a matter of ordinary business operation."

The Proposal is fundamentally identical to the proposal held excludable by the Staff in *U.S. Air*. As was the case in *U.S. Air*, the corporate laws applicable to the Company and the Company's governing documents dictate that the separation of the positions of Chairman of the Board and Chief Executive Officer is an ordinary business matter. The corporate laws applicable to the Company and the Company's governing documents likewise dictate that the determination as to whether the Chairman of the Board should be independent is an ordinary business matter. Section 2-401 of the MGCL provides as follows:

> The business and affairs of a corporation shall be managed under the direction of a board of directors [and] [a]ll powers of the corporation

---

[1] Pursuant to the Company's Articles of Incorporation and Bylaws, the Company's directors are divided into three classes and directors of each class serve three-year terms. Thus, only one class of directors is elected by shareholders at each annual meeting thereof.

> may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation.

Section 2-413 of the MGCL provides that "[u]nless the bylaws provide otherwise, the board of directors shall elect the officers." Section 2-414 of the MGCL provides as follows:

> [A]n officer . . . has the authority and shall perform the duties in the management of the assets and affairs of the corporation as: (1) [p]rovided in the bylaws; and (2) [d]etermined from time to time by resolution of the board of directors not inconsistent with the bylaws.

Section 1 of Article III of the Company's Bylaws provides as follows:

> The officers of the Corporation shall be a President . . . and also such other officers including a Chairman of the Board . . . as the Board of Directors from time to time may consider necessary for the proper conduct of the business of the Corporation. The officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the stockholders except where a longer term is expressly provided in an employment contract duly authorized and approved by the Board of Directors.

(Emphasis added). Finally, Section 2 of Article III of the Company's Bylaws provides that the "Chairman of the Board shall be the Chief Executive Officer of the Corporation[.]" (Emphasis added).

The Company's Bylaws make it clear that the Chairman of the Board is an officer of the Company. Maryland law and the Company's Bylaws make it clear that officers are elected, and their duties are established, by the Board. The Proposal seeks not only to affect the duties and qualifications of an officer (*i.e.*, the Chairman of the Board), but to actually re-characterize that officer as a non-officer, which are matters of ordinary business operation (and which would require a Bylaw amendment). No provision of the Company's Articles of Incorporation or Bylaws give shareholders the right or power to elect, or dictate the election of, officers, determine the nature or number of officers that the Company should have, prescribe the duties or qualifications of any such officer, or otherwise manage the business and affairs of the Company.

Exclusion of the Proposal for the foregoing reasons is consistent with the Staff's position in several other no-action letters as well, all of which involved shareholder proposals that sought to affect the qualifications of company officers. *See, e.g., United Indus. Corp.* (December 7, 1977) (permitting exclusion of proposal requesting the separation of the positions of chairman and chief executive officer because such a proposal related to the ordinary business operations of the company); *Reliance Group, Inc.* (March 1, 1977) (same); *Gen. Motors Corp.* (April 1, 1988) (permitting exclusion of proposal that sought the imposition of qualifications on the chairman, CEO, COO and president, that such positions be held by only one person and that no other officer positions be established "since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (*i.e.*, determination of the appropriate number of Company officers and the qualifications of Company officers)").

Accordingly, based upon Rule 14a-8(i)(7), the Company intends to exclude the Proposal and Supporting Statement from the 2005 Proxy Materials. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company omits the Proposal and Supporting Statement from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

V. The Proposal and Supporting Statement May Be Excluded Because They Are Contrary To The Commission's Proxy Rules

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), clarified the circumstances in which public companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that exclusion pursuant to Rule 14a-8(i)(3) remains available to public companies where:

- statements [in the proposal or supporting statement] directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

- the company demonstrates objectively that a factual statement [in the proposal or supporting statement] is materially false or misleading;

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

SLB 14B, § 4.

The Proposal and Supporting Statement implicate all of the foregoing concerns and are, therefore, properly excludable.

1. A significant portion of the Supporting Statement is irrelevant to a consideration of the subject matter of the Proposal and was inserted by Proponent simply to impugn the character, integrity, an personal reputation of the Chairman and Chief Executive Officer and to directly or indirectly make unfounded charges concerning his improper, illegal, or immoral conduct or association with the Company.

The Supporting Statement contains the following excerpt from the Baltimore Business Journal (April 9, 2004) (the "Excerpt"):

> When companies do business with firms owned by an officer or board member, it is known as a "related party transaction". The practice isn't uncommon, but it is receiving increased scrutiny from shareholder advocates who feel it may serve management's interests, not those of shareholders.
>
> Institutional Shareholder Services said in a report last year that Hale's [the Chairman and Chief Executive Officer of First Mariner Bancorp] involvement in "related party transactions" negatively affected First Mariner's corporate governance ranking. The service studies the governance practices of thousands of public companies—from anti-takeover provisions to the number of independent directors—and gives companies an overall ranking.
>
> Last year, First Mariner, founded in 1995, ranked in the lowest third of about 22,000 public companies ISS surveyed on their corporate governance practices.

All transactions between the Company and its Chairman and Chief Executive Officer are subject to rigorous review, approval and disclosure requirements imposed not only under Maryland law, *see, e.g.*, MGCL § 2-419 (regulating interested director transactions), but also several other laws and regulations, such as Regulation O promulgated by the Board of Governors of the Federal Reserve System (loans by an issuer's bank subsidiary), Exchange Act Regulation 14A (regulation of proxy statements) and Nasdaq Rule 4350(h) (requiring Audit Committee to review and approve all related-party transactions). These review, approval and disclosure requirements would apply regardless of whether the positions of Chairman and Chief Executive Officer are held by the same person or different persons and regardless of whether the Chairman is "independent". There can be no guarantee that the Proposal, if implemented, would result in (i) a higher "corporate governance ranking" or (ii) limitations or closer scrutiny by the Company with respect to its transactions with its Chairman and/or Chief Executive Officer. Assuming arguendo that the Proposal could be implemented, the Company could still engage in transactions with its Chairman and with its Chief Executive Officer, and, if it did so, some of those transactions could still be characterized as "related party transactions" (depending on the standards for "independence" and "related party transactions") and, thus, would still be subject to the review, approval and disclosure standards to which these transactions are currently subject under applicable law.

Moreover, the issue of the Baltimore Business Journal from which the Excerpt was taken was published in April 2004. The ISS report cited in the article was issued in 2003. The Proponent seeks to include the Supporting Statement in the 2005 Proxy Materials for the annual meeting of shareholders to be held in May 2005. Thus, by the time the Company's shareholders vote on the Proposal (assuming it is not omitted), the material information contained in the Supporting Statement (*i.e.*, the Excerpt) would be at least two years old.

The Company believes, therefore, that the Excerpt clearly is irrelevant to the subject matter of the Proposal and that it serves only to confuse the issues surrounding the appropriateness of (i) an independent Chairman and (ii) a Chairman who is not the same person as the Chief Executive Officer. Accordingly, Proponent's only reasonable basis for including the Excerpt in the Supporting Statement is to highlight a relationship between the Company and its Chairman and Chief Executive Officer that Proponent incorrectly believes to be improper and to, thereby, impugn his character, integrity and personal reputation. The Proponent has submitted an identical proposal in each of the last two years, both of which were defeated by shareholders, and there is a long history of discord between the Proponent and the Chairman and Chief Executive Officer, particularly with respect to the propriety of transactions with the Company.

2. <u>The Proposal and Supporting Statement are inherently vague or indefinite</u>.

Assuming arguendo that the Proposal could be implemented, the Board and management, as well as the Company's stockholders, would be placed in the position of not knowing who would be eligible to serve as the Company's Chairman, because the Proposal does not include a definition of "independent". The Supporting Statement identifies one relationship—Chief Executive Officer—that would disqualify an individual from serving as the "independent" Chairman, but there are differing views on what other relationships a director may have that would result in that director not being deemed "independent". In fact, a review of the Excerpt evidences this point and the confusion that it causes. Specifically, it appears that the Proponent also seeks to disqualify a director or officer if the Company does "business with firms owned by" that director or officer. Under the Nasdaq Rules, however, a director may, directly and indirectly, do business with the Company and retain his or her independence, subject to certain restrictions. *See* Nasdaq Rule 4200(a)(15)(B) and (D). So, should the Company define "independence" (i) by looking to the Nasdaq Rules, or (ii) as a person other than the Chief Executive Officer whose firms do not engage in business with the Company, or (iii) by looking to some other standard, such as the definition provided by the Council of Institutional Investors? The Proposal and the Supporting Statement simply do not provide the Board with any indication as to the independence standard acceptable under the Proposal.

3. <u>The Excerpt is materially false and misleading</u>.

The portion of the Excerpt that provides "[w]hen companies do business with firms owned by an officer or board member, it is known as a 'related party transaction'" is materially false and/or misleading. For purposes of the review, approval and disclosure standards applicable to the Company, a "related party transaction" is not simply "any transaction" between the Company and one of its officers or directors. Instead, the term "related party transaction" is a term of art used to describe the types of transactions that are described in Item 404 of the Commission's Regulation S-K. *See* Nasdaq Rule 4350(h); *accord In re Enron Corp. Sec.*, 235 F. Supp. 2d 549, 619-20 (S.D. Texas 2002) ("Item 404 of SEC Regulation S-K imposes requirements for disclosure of related-party transactions in non-financial statement portions of SEC filings"); *see also Western Dist. Council of Lumber Prod. & Indus. Workers v. Louisiana Pac. Corp.*, 892 F.2d 1412, 1417 n.2 (9th Cir. 1989) (for purposes of Rule 14a-3, "related party transactions" are those required to be disclosed pursuant to Item 404(a) of Regulation S-K). To be covered by Item 404 of Regulation S-K, a transaction must have certain characteristics (for the most part, the transaction, alone or together with a series of similar transactions, must involve an amount that exceeds $60,000).

Furthermore, the Supporting Statement does not provide any details with respect to the "corporate governance ranking" issued by Institutional Shareholder Services ("ISS") and how it relates to the Proposal. Specifically, the Company's shareholders would have no idea after reading the Excerpt as to what, exactly, goes into a corporate governance ranking issued by ISS, what factors are considered, including the "independence" of a corporation's chairman (and what standard of "independence" was considered), what transactions ISS considers to be "related party transactions", or what a "low" ranking or a "high" ranking means to a corporation.

For the foregoing reasons, the Company believes that any reasonable shareholder who reads the Supporting Statement will likely conclude that (i) all transactions with management are "related party transactions" and all related party transactions are improper, immoral and/or serve only the interests of the insiders, and (ii) a higher corporate governance ranking equates to a more ethical, proper corporation. In fact, however, many classes of transactions with insiders, if properly reviewed, approved, and disclosed as discussed above, are perfectly legal and proper, and a higher corporate governance ranking likely has no bearing on a corporation's ethics or on whether its business and affairs, including transactions with insiders, are legal, proper or self-serving. The Company believes, therefore, that shareholders would likely misinterpret the significance of the Excerpt and its relationship to the Proposal and would base their votes regarding the Proposal on that misinterpretation.

Additionally, the statements by Andrew Grove quoted in the Supporting Statement do not accurately represent the powers of the Chairman of the Company's Board and, therefore, cause the Supporting Statement to be false and/or misleading. Specifically, to support the Proposal, Proponent has included statements by Mr. Grove that "[t]he chairman runs the board. How can the CEO [who is also the chairman] be his own boss?" Proponent's inclusion of these statements in his Supporting Statement is tantamount to an assertion that the voice of the Company's Chairman is the voice of the entire Board and that, therefore, a Chief Executive Officer who also serves as the Company's Chairman is not accountable to the Company or the Board. Such an assertion is antithetical to the concept of and need for a board of directors and simply is contrary to reality. As discussed above, Section 1 of Article III of the Company's Bylaws provides that the Company's officers shall be elected by the Board each year. That section further provides that, except where an employment contract provides otherwise, "all officers . . . shall be subject to removal at any time by the affirmative vote of a majority of the whole Board of Directors, and all officers . . . shall hold office at the discretion of the Board of Directors[.]"[2] (Emphasis added). Likewise, Section 2-408 of the MGCL and Section 8 of Article II of the Company's Bylaws generally provide that the action of a majority of the directors present at a meeting at which a quorum[3] is present is the action of the Board. Although the MGCL permits the board of a corporation to appoint a committee composed of one member and delegate to that committee most powers of the board, this ability is subject to the corporation's bylaws. *See* MGCL § 2-411. Section 10 of Article II of the Company's Bylaws authorize the Board to appoint a committee, but it also provides that any such committee must have at least two members. There simply is no basis for Proponent's assertion.

For the reasons set forth in Item V of this letter, the Company intends to exclude the Proposal and Supporting Statement, or, in the alternative, exclude the objectionable portions of the Supporting Statement, from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3). The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company excludes the Proposal and Supporting Statement from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

VI. Conclusion

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (410) 576-4067.

---

[2] The Chairman and Chief Executive Officer of the Company is not a party to any employment agreement with the Company.

[3] Pursuant to Section 7 of Article II of the Company's Bylaws, a majority of the whole number of directors constitutes a quorum except in the case of meeting adjournments.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,



Abba David Poliakoff

Enclosures

cc: Eugene A. Friedman, Esquire
John F. Maas (under separate cover)

EXHIBIT 1

JOHN F. MAAS SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT SUBMITTED FOR INCLUSION IN THE 2005 PROXY MATERIALS OF FIRST MARINER BANCORP

RESOLVED:

That the shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent director, elected by the directors.

SUPPORTING STATEMENT

At last year's Annual Meeting this proposal received 21.8% of the votes cast.

In my opinion, the primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders and having an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises." (*Report of the NACD Blue Ribbon Commission on Director Professionalism.* Washington, D.C.: National Association of Corporate Directors, 1996, reissued 2001)

Institutional investors have found that a strong objective board leader can best provide the necessary oversight of Management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." (CalPERS' Corporate Governance Core Principles & Guidelines: The United States April 13, 1998, III.A)

The Baltimore Business Journal reported

> "When companies do business with firms owned by an officer or board member, it is known as a "related party transaction." The practice isn't uncommon, but it is receiving increased scrutiny from shareholder advocates who feel it may serve management's interests, not those of shareholders.

> Institutional Shareholder Services said in a report last year that Hale's involvement in "related party transactions" negatively affected First Mariner's corporate governance ranking. The service studies the governance practices of thousands of public companies -- from anti-takeover provisions to the number of independent directors -- and gives companies an overall ranking.
>
> Last year, First Mariner, founded in 1995, ranked in the lowest third of about 22,000 public companies ISS surveyed on their corporate governance practices" (Baltimore Business Journal 4/9/2004)

Andrew Grove, chairman of Intel Corporation, stated "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (*BusinessWeek*, November 11, 2002)

EXHIBIT 2

BYLAWS OF FIRST MARINER BANCORP

EXHIBIT 3.2

FIRST MARINER BANCORP
AMENDED AND RESTATED BYLAWS

As of September 17, 2002

ARTICLE I

Stockholders

SECTION 1. Annual Meeting. The annual meeting of the stockholders of First Mariner Bancorp (hereafter, the "Corporation") shall be held on a day duly designated by the Board of Directors in May, if not a legal holiday, and if a legal holiday then the next succeeding day not a legal holiday, for the purpose of electing directors to succeed those whose terms shall have expired as of the date of such annual meeting, and for the transaction of such other corporate business as may come before the meeting.

SECTION 2. Special Meeting. Special meetings of the stockholders may be called at any time for any purpose or purposes by the Chairman of the Board, the President, by a Vice President, or by a majority of the Board of Directors, and shall be called forthwith by the Chairman of the Board, the President, by a Vice President, the Secretary or any director of the Corporation upon the request in writing of the holders of a majority of all the shares outstanding and entitled to vote on the business to be transacted at such meeting. Such request shall state the purpose or purposes of the meeting. Business transacted at all special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of the meeting.

SECTION 3. Place of Holding Meetings. All meetings of stockholders shall be held at the principal office of the Corporation or elsewhere in the United States as designated by the Board of Directors.

SECTION 4. Notice of Meeting. Written notice of each meeting of the stockholders shall be mailed, postage prepaid by the Secretary, to each stockholder of record entitled to vote thereat at his post office address, as it appears upon the books of the Corporation, at least ten (10) days before the meeting. Each such notice shall state the place, day, and hour at which the meeting is to be held and, in the case of any special meeting, shall state briefly the purpose or purposes thereof.

SECTION 5. Quorum. The presence in person or by proxy of the holders of record of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by law, by the Articles of Incorporation or by these By-Laws. If less than a quorum shall be in attendance at the time for which the meeting shall have been called, the meeting may be adjourned from time to time by a majority vote of the stockholders present or represented, without any notice other than by announcement at the meeting, until a quorum shall attend. At any adjourned meeting at which a quorum shall attend, any business may be transacted which might have been transacted if the meeting had been held as originally called.

SECTION 6. Conduct of Meetings. Meetings of stockholders shall be presided over by the Chairman of the Board and Chief Executive Officer. If the Chairman of the Board and Chief Executive Officer is unable to preside over the meetings of stockholders then the meetings shall be presided over by the President of the Corporation or, if he is not present, by a Vice President, or, if none of said officers is present, by a chairman to be elected at the meeting. The Secretary of the Corporation, or if he is not present, any Assistant Secretary shall act as secretary of such meetings; in the absence of the Secretary and any Assistant Secretary, the presiding officer may appoint a person to act as Secretary of the meeting.

SECTION 7. Voting. At all meetings of stockholders, every stockholder entitled to vote thereat shall have one (1) vote for each share of stock standing in his name on the books of the Corporation on the date for the determination of stockholders entitled to vote at such meeting. Such vote may be either in person or by proxy appointed by an instrument in writing subscribed by such stockholder or his duly authorized attorney, bearing a date not more than three (3) months prior to said meeting, unless said instrument provides for a longer period. Such proxy shall be dated, but need not be sealed, witnessed or acknowledged. All elections shall be had and all questions shall be decided by a majority of the votes cast at a duly constituted meeting, except as otherwise provided by law, in the Articles of Incorporation or by these By-Laws.

If the chairman of the meeting shall so determine, a vote by ballot may be taken upon any election or matter, and the vote shall be so taken upon the request of the holders of ten percent (10%) of the stock entitled to vote on such election or matter. In either of such events, the proxies and ballots shall be received and be taken in charge and all questions touching the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by the tellers. Such tellers shall be appointed by the chairman of said meeting.

SECTION 8. Advance Notice of Matters to be Presented at an Annual Meeting of Stockholders. At any annual meeting of the Corporation's stockholders and any adjournments thereof, only such business shall be conducted as shall have been properly brought before the meeting as set forth below. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a stockholder in accordance with these By-Laws. Business may be properly brought before an annual meeting by a stockholder only if written notice of the stockholder's intent to propose such business has been delivered, either by personal delivery or certified or registered mail, return receipt requested, to the Secretary of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) calendar days in advance of the anniversary date of the release of the Corporation's proxy statement to stockholders in connection with the preceding year's annual meeting of stockholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) calendar days from the anniversary of the annual meeting date stated in the previous year's proxy statement, a stockholder's notice of new business shall be received by the Corporation not later than the tenth day following the day on which public announcement (as defined below) of the date of such meeting is first made. For the purposes of this Section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition to the provisions of this paragraph, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in these Bylaws shall be deemed to affect any rights of the stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or any successor provision.

Each notice of new business must set forth: (i) the name and address of the stockholder who intends to raise the new business and all natural persons, corporations, partnerships, trusts or any other type of legal entity or recognized ownership vehicle that (A) are acting in concert with such stockholder, (B) are members of a "group" (as such term is defined in Rule 13d-5(b) under the Exchange Act) with such stockholder, or (C) have any contracts, arrangements, understandings or relationships (legal or otherwise) with such stockholder (each of the foregoing being referred to as an "Interested Person"); (ii) the business desired to be brought forth at the meeting and the reasons for conducting such business at the meeting; (iii) a representation that the stockholder is a holder of record of shares of the Corporation entitled to vote with respect to such business and intends to appear in person or by proxy at the meeting to move the consideration of such business, and evidence of such ownership; (iv) such stockholder's and each Interested Person's total beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of the Corporation's voting shares and evidence of such ownership; (v) the interest, direct or indirect, of such stockholder and each Interested Person in such business or in the result thereof; (vi) whether such stockholder or any Interested Person will solicit proxies with respect to such business; and (vii) whether such stockholder or any Interested Person has any interest in any entity that competes with the Corporation.

The presiding officer of the meeting may refuse to acknowledge a proposal or motion to consider any business that he determines was not made in compliance with the foregoing procedures, or is otherwise not in accordance with law.

SECTION 9. Advance Notice for Nomination of Directors. Only persons who are selected and recommended by the Board of Directors or the committee of the Board of Directors designated to make nominations, or who are nominated by stockholders in accordance with the procedures set forth in this Section shall be eligible for election, or qualified to serve, as directors. Nominations of individuals for election to the Board of Directors of the Corporation at any Annual Meeting at which directors are to be elected may be made by any stockholder of the Corporation entitled to vote for the election of directors at that meeting by compliance with the procedures set forth in this Section. Nominations, other than those made by or on behalf of the existing Board of Directors of the Corporation, shall be made by notification in writing by personal delivery or by certified mail to each of the President and Secretary of the Corporation, not less than ninety (90) days or more than one hundred twenty (120) days in advance the anniversary date of the release of the Corporation's proxy statement to stockholders in connection with the preceding year's annual meeting of stockholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) calendar days from the anniversary of the annual meeting date stated in the previous year's proxy statement, a nominee proposal shall be received by the Corporation not later than the tenth day following the day on which public announcement of the date of such meeting is first made.

Such written notification shall contain the following information as to each proposed nominee and as to each person directly or indirectly participating, alone or in conjunction with one or more other persons or intermediaries (each of the foregoing being referred to as a "Participating Person"), in making such nomination or in organizing, directing or financing such nomination or solicitation of proxies to vote for the nominee: (A) the name, age, residence address, and business address of each proposed nominee and of each such Participating Person and the reasons for making such nomination; (B) the principal occupation or employment, the name, type of business and address of the corporation or other organization in which such employment is carried on of each proposed nominee and of each such Participating Person and the business experience during the past five years of each proposed nominee, including his or her principal occupations and employment during such period, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and such other information as to the nature of his or her responsibilities and level of professional competence as may be sufficient to permit assessment of such prior business experience; (C) whether the proposed nominee is or ever has been at any time a director, officer or owner of five percent or more of any class of capital stock, partnership interests or other equity interest in any corporation, partnership or other entity; (D) if the proposed nominee is an attorney, a statement as to whether or not either he or she or any attorney or firm with whom he or she has an office relationship as partner, associate, employee, or otherwise, is an attorney for any competitor, affiliate or subsidiary thereof; (E) a statement as to each proposed nominee and a statement as to each such Participating Person stating whether the nominee or person concerned has been a participant in any proxy contest within the past ten years, and, if so, the statement shall indicate the principals involved, the subject matter of the contest, the outcome thereof, and the relationship of the nominee or person to the principals; (F) the amount of the stock of the Corporation owned beneficially, directly or indirectly, by each proposed nominee and each such Participating Person or by members of their families residing with them and the names of the registered owners thereof; (G) the amount of stock of the Corporation owned of record but not beneficially by each proposed nominee and each such Participating Person or by members of their families residing with them and the names of the beneficial owners thereof; (H) if any shares specified in (F) or (G) above were acquired in the last two years, a statement of the dates of acquisition and amounts acquired on each date; (I) a statement showing the extent of any borrowings to purchase shares of the Corporation specified in (F) or (G) above acquired within the preceding two years, and if funds were borrowed otherwise than pursuant to a margin account or bank loan in the regular course of business of a bank, the material provisions of such borrowings and the names of the lenders; (J) the details of any contract, arrangement or understanding relating to the securities of the Corporation, to which each proposed nominee or to which each such Participating Person is a party such as joint venture or option arrangements, puts or calls, guarantees against loss, or guarantees of profit or arrangements as to the division of losses or profits or with respect to the giving or withholding of proxies, and the name or names of the persons with whom such contracts, arrangements or understandings exist; (K) the details of any contract, arrangement, or understanding of to which each proposed nominee and or to which such Participating Person is a party with any other person or entity that competes with the business of the Corporation, affiliate or subsidiary thereof or with any officer, employee, agent, nominee, attorney or other representative thereof; (L) a description of any arrangement or understanding of each proposed nominee and of each such Participating Person with any person regarding future employment or with respect to any future transaction to which the Corporation will or may be a party; (M) a description of all relationships, arrangements or understandings between such Participating Person and each proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such Participating Person; (N) a statement as to each proposed nominee and a statement as to each such Participating Person as to whether or not the nominee or Participating Person will solicit proxies, and if so, whether the nominee or person concerned will bear any part of the expense incurred in any proxy solicitation, and, if so, the amount thereof; (O) a statement as to each proposed nominee and a statement as to each such Participating Person describing any conviction of a felony that occurred during the preceding ten years involving the unlawful possession, conversion or appropriation of money or other property, or the payment of taxes; (P) the amount of stock, if any, owned, directly or indirectly, by each proposed nominee and each Participating Person, or by members of his family residing with him, in any competitor, affiliate or subsidiary thereof; (Q) a representation that nominating stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (R) such other information regarding each nominee proposed and each such Participating Person as would be required to be disclosed in solicitation of proxies for election of directors, or would be otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, as amended, including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the nominee been nominated by the Board of Directors; and (S) the written consent of each nominee to be named in a proxy statement and to serve as a Director of the Corporation if so elected. No person shall be eligible to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section. If the presiding officer of the meeting of stockholders shall determine that a nomination was not made in accordance with the procedures prescribed by this Section or any other applicable section of the Bylaws, or otherwise not in accordance with law, he shall so declare to the meeting and the defective nomination shall be disregarded. This section may be altered, amended or repealed only by an affirmative vote of at least 80% of the directors then in office.

ARTICLE II

Board of Directors

SECTION 1. General Powers. The property and business of the Corporation shall be managed under the direction of the Board of Directors of the Corporation.

SECTION 2. Number and Term of Office. The number of directors shall be five or such other number, but not more than twenty–five, as may be designated from time to time by resolution of the majority of the entire Board of Directors. The Board of Directors shall be divided into three (3) classes, with the term of office of one class expiring each year. Directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting, directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting and directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting. Each director shall serve until his or her successor shall be elected and shall qualify; provided, however, that a director shall not be eligible to serve after reaching age 75.

Any director may be removed from office with or without cause by the affirmative vote of the holders of 80% of the capital stock of the Corporation entitled to vote on such matter, at any special meeting of stockholders duly called for such purpose.

SECTION 3. Filling of Vacancies. Any vacancies in the Board of Directors for any reason, including death, resignation, disqualification, or removal, and any directorships resulting from any increase in the number of directors as provided in these By–Laws, may be filled by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified. At each annual meeting of stockholders the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting.

SECTION 4. Place of Meeting. The Board of Directors may hold their meetings and have one or more offices, and keep the books of the Corporation, either within or outside the State of Maryland, at such place or places as they may from time to time determine by resolution or by written consent of all the directors. The Board of Directors may hold their meetings by conference telephone or other similar electronic communications equipment in accordance with the provisions of the Maryland Corporation Act.

SECTION 5. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by resolution of the Board, provided that notice of every resolution of the Board fixing or changing the time or place for the holding of regular meetings of the Board shall be mailed to each director at least three (3) days before the first meeting held pursuant thereto. The annual meeting of the Board of Directors shall be held immediately following the annual stockholders' meeting at which a Board of Directors is elected. Any business may be transacted at any regular meeting of the Board.

SECTION 6. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board or the President and must be called by the Chairman of the Board, the President or the Secretary upon written request of a majority of the Board of Directors. The Secretary shall give notice of each special meeting of the Board of Directors, by mailing the same at least three (3) days prior to the meeting or by telegraphing the same at least two (2) days before the meeting, to each director; but such notice may be waived by any director. Unless otherwise indicated in the notice thereof, any and all business may be transacted at any special meetings. At any meeting at which every director shall be present, even though without notice, any business may be transacted and any director may in writing waive notice of the time, place and objectives of any special meeting.

SECTION 7. Quorum. A majority of the whole number of directors shall constitute a quorum for the transaction of business at all meetings of the Board of Directors, but, if at any meeting less than a quorum shall be present, a majority of those present may adjourn the meeting from time to time, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law or by the Articles of Incorporation or by these By–Laws.

SECTION 8. Action by Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting, if an unanimous written consent which sets forth the action is signed by each member of the Board and filed with the minutes of proceedings of the Board.

SECTION 9. Compensation of Directors. Directors shall not receive any stated salary for their services as such, but each director shall be entitled to receive from the Corporation reimbursement of the expenses incurred by him in attending any regular or special meeting of the Board, and, by resolution of the Board of Directors, a fixed sum may also be allowed for attendance at each regular or special meeting of the Board and such reimbursement and compensation shall be payable whether or not a meeting is adjourned because of the absence of a quorum. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 10. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such names as may be determined from time to time by resolution adopted by the Board of Directors.

ARTICLE III

Officers

SECTION 1. Election, Tenure and Compensation. The officers of the Corporation shall be a President, a Secretary, and a Treasurer, and also such other officers including a Chairman of the Board and/or one or more Vice Presidents and/or one or more assistants to the foregoing officers as the Board of Directors from time to time may consider necessary for the proper conduct of the business of the Corporation. The officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the stockholders except where a longer term is expressly provided in an employment contract duly authorized and approved by the Board of Directors. The President and Chairman of the Board shall be directors and the other officers may, but need not be, directors. Any two or more of the above offices, except those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law or by these By-Laws to be executed, acknowledged or verified by any two or more officers. The compensation or salary paid all officers of the Corporation shall be fixed by resolutions adopted by the Board of Directors.

In the event that any office other than an office required by law, shall not be filled by the Board of Directors, or, once filled, subsequently becomes vacant, then such office and all references thereto in these By-Laws shall be deemed inoperative unless and until such office is filled in accordance with the provisions of these By-Laws.

Except where otherwise expressly provided in a contract duly authorized by the Board of Directors, all officers and agents of the Corporation shall be subject to removal at any time by the affirmative vote of a majority of the whole Board of Directors, and all officers, agents, and employees shall hold office at the discretion of the Board of Directors or of the officers appointing them.

SECTION 2. Powers and Duties of the Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors unless the Board of Directors shall by a majority vote of a quorum thereof elect a chairman other than the Chairman of the Board to preside at meetings of the Board of Directors. The Chairman of the Board shall be the Chief Executive Officer of the Corporation and shall have general charge and control of all its business affairs and properties. He shall preside at all meetings of the stockholders. He may sign and execute all authorized bonds, contracts or other obligations in the name of the Corporation; and he shall be ex-officio a member of all standing committees.

SECTION 3. Powers and Duties of the President. The President shall have the general powers and duties of supervision and management usually vested in the office of president of a corporation, subject to the direction and review of the Chairman and the Board of Directors. He may sign and execute all authorized bonds, contracts or other obligations in the name of the Corporation. The President shall be ex-officio a member of all the standing committees. He shall do and perform such other duties as may, from time to time, be assigned to him by the Chairman and the Board of Directors.

In the event that the Board of Directors does not take affirmative action to fill the office of Chairman of the Board, the President shall assume and perform all powers and duties given to the Chairman of the Board by these By-Laws.

SECTION 4. Powers and Duties of the Vice President. The Board of Directors shall appoint a Vice President and may appoint more than one Vice President. Any Vice President (unless otherwise provided by resolution of the Board of Directors) may sign and execute all authorized bonds, contracts, or other obligations in the name of the Corporation. Each Vice President shall have such other powers and shall perform such other duties as may be assigned to him by the Board of Directors or by the President. In case of the absence or disability of the President, the duties of that office shall be performed by any Vice President, and the taking of any action by any such Vice President in place of the President shall be conclusive evidence of the absence or disability of the President.

SECTION 5. Secretary. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors and all other notices required by law or by these By-Laws, and in case of his absence or refusal or neglect to do so, any such notice may be given by any person thereunto directed by the President, or by the directors or stockholders upon whose written request the meeting is called as provided in these By-Laws. The Secretary shall record all the proceedings of the meetings of the stockholders and of the directors in books provided for that purpose, and he shall perform such other duties as may be assigned to him by the directors or the President. He shall have custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors or the President, and attest to the same. In general, the Secretary shall perform all the duties generally incident to the office of Secretary, subject to the control of the Board of Directors and the President.

SECTION 6. Treasurer. The Treasurer shall have custody of all the funds and securities of the Corporation, and he shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. He shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depository or depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements. He shall render to the President and the Board of Directors, whenever either of them so requests, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

The Treasurer shall give the Corporation a bond, if required by the Board of Directors, in a sum, and with one or more sureties, satisfactory to the Board of Directors, for the faithful performance of the duties of his office and for the restoration to the Corporation in case of his death, resignation, retirement or removal from office of all books, papers, vouchers, moneys, and other properties of whatever kind in his possession or under his control belonging to the Corporation.

The Treasurer shall perform all the duties generally incident to the office of the Treasurer, subject to the control of the Board of Directors and the President.

SECTION 7. Assistant Secretary. The Board of Directors may appoint an Assistant Secretary or more than one Assistant Secretary. Each Assistant Secretary shall (except as otherwise provided by resolution of the Board of Directors) have power to perform all duties of the Secretary in the absence or disability of the Secretary and shall have such other powers and shall perform such other duties as may be assigned to him by the Board of Directors or the President. In case of the absence or disability of the Secretary, the duties of the office shall be performed by any Assistant Secretary, and the taking of any action by any such Assistant secretary in place of the Secretary shall be conclusive evidence of the absence or disability of the Secretary.

SECTION 8. Assistant Treasurer. The Board of Directors may appoint an Assistant Treasurer or more than one Assistant Treasurer. Each Assistant Treasurer shall (except as otherwise provided by resolution of the Board of Directors) have power to perform all duties of the Treasurer in the absence or disability of the Treasurer and shall have such other powers and shall perform such other duties as may be assigned to him by the Board of Directors or the President. In case of the absence or disability of the Treasurer, the duties of the office shall be performed by any Assistant Treasurer, and the taking of any action by any such Assistant Treasurer in place of the Treasurer shall be conclusive evidence of the absence or disability of the Treasurer.

ARTICLE IV

Capital Stock

SECTION 1. Issuance of Certificates of Stock. The certificates for shares of the stock of the Corporation shall be of such form not inconsistent with the Articles of Incorporation, or its amendments, as shall be approved by the Board of Directors. All certificates shall be signed by the President or by the Vice President and countersigned by the Secretary or by an Assistant Secretary. All certificates for each class of stock shall be consecutively numbered. The name of the person owning the shares issued and the address of the holder, shall be entered in the Corporation's books. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates representing the same number of shares shall be issued until the former certificate or certificates for the same number of shares shall have been so surrendered, and canceled, unless a certificate of stock be lost or destroyed, in which event another may be issued in its stead upon proof of such loss or destruction and unless waived by the President, the giving of a satisfactory bond of indemnity not exceeding an amount double the value of the stock. Both such proof and such bond shall be in a form approved by the general counsel of the Corporation and by the Transfer Agent of the Corporation and by the Register of the stock.

SECTION 2. Transfer of Shares. Shares of the capital stock of the Corporation shall be transferred on the books of the Corporation only by the holder thereof in person or by his attorney upon surrender and cancellation of certificates for a like number of shares as hereinbefore provided.

SECTION 3. Registered Stockholders. The Corporation shall entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share in the name of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of Maryland.

SECTION 4. Record Date and Closing of Transfer Books. The Board of Directors may set a record date or direct that the stock transfer books be closed for a stated period for the purpose of making any proper determination with respect to stockholders, including which stockholders are entitled to notice of a meeting, vote at a meeting, receive a dividend, or be allotted other rights. The record date may not be more than ninety (90) days before the date on which the action requiring the determination will be taken; the transfer books may not be closed for a period longer than twenty (20) days; and, in the case of a meeting of stockholders, the record date of the closing of the transfer books shall be at least ten (10) days before the date of such meeting.

ARTICLE V

Corporate Seal

SECTION 1. Seal. In the event that the President shall direct the Secretary to obtain a corporate seal, the corporate seal shall be circular in form and shall have inscribed thereon the name of the Corporation, the year of its organization and the word "Maryland." Duplicate copies of the corporate seal may be provided for use in the different offices of the Corporation but each copy thereof shall be in the custody of the Secretary of the Corporation or of an Assistant Secretary of the Corporation nominated by the Secretary.

ARTICLE VI

Bank Accounts and Loans

SECTION 1. Bank Accounts. Such officers or agents of the Corporation as from time to time shall be designated by the Board of Directors shall have authority to deposit any funds of the Corporation in such banks or trust companies as shall from time to time be designated by the Board of Directors and such officers or agents as from time to time shall be authorized by the Board of Directors may withdraw any or all of the funds of the Corporation so deposited in any such bank or trust company, upon checks, drafts or other instruments or orders for the payment of money drawn against the account or in the name or behalf of this Corporation, and made or signed by such officers or agents; and each bank or trust company with which funds of the Corporation are so deposited is authorized to accept, honor, cash and pay, without limit as to amount, all checks, drafts or other instruments or orders for the payment of money, when drawn, made or signed by officers or agents so designated by the Board of Directors until written notice of the revocation of the authority of such officers or agents by the Board of Directors shall have been received by such bank or trust company. There shall from time to time be certified to the banks or trust companies in which funds of the Corporation are deposited, the signature of the officers or agents of the Corporation so authorized to draw against the same. In the event that the Board of Directors shall fail to designate the persons by whom checks, drafts and other instruments or orders for the payment of money shall be signed, as hereinabove provided in this Section, all of such checks, drafts and other instruments or orders for the payment of money shall be signed by the President or a Vice President and countersigned by the Secretary or Treasurer or an Assistant Secretary or an Assistant Treasurer of the Corporation.

SECTION 2. Loans. Such officers or agents of this Corporation as from time to time shall be designated by the Board of Directors shall have authority to effect loans, advances or other forms of credit at any time or times for the Corporation from such banks, trust companies, institutions, corporations, firms or persons as the Board of Directors shall from time to time designate, and as security for the repayment of such loans, advances, or other forms of credit to assign, transfer, endorse and deliver, either originally or in addition or substitution, any or all stocks, bonds, rights and interests of any kind in or to stocks or bonds, certificates of such rights or interests, deposits, accounts, documents covering merchandise, bills and accounts receivable and other commercial paper and evidences of debt at any time held by the Corporation; and for such loans, advances or other forms of credit to make, execute and deliver one or more notes, acceptances or written obligations of the Corporation on such terms, and with such provisions as the *security or sale or disposition thereof as such officers or agents shall deem proper; and also to sell to, or discount or rediscount with,* such banks, trust companies, institutions, corporations, firms or persons any and all commercial paper, bills receivable, acceptances and other instruments and evidences of debt at any time held by the Corporation, and to that end to endorse, transfer and deliver the same. There shall from time to time be certified to each bank, trust company, institution, corporation, firm or person so designated the signatures of the officers or agents so authorized; and each such bank, trust company, institution, corporation, firm or person is authorized to rely upon such certification until written notice of the revocation by the Board of Directors of the authority of such officers or agents shall be delivered to such bank, trust company, institution, corporation, firm or person.

ARTICLE VII

Reimbursements

SECTION 1. Any payments made to an officer or other employee of the Corporation, such as salary, commission, interest or rent, or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or other employee of the Corporation to the full extent of such disallowance. It shall be the duty of the Directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or other employees subject to the determination of the Directors, proportionate amounts may be withheld from his future compensation payments until the amount owned to the Corporation has been recovered.

ARTICLE VIII

Miscellaneous Provisions

SECTION 1. Fiscal Year. The fiscal year of the Corporation shall end on the last day of December.

SECTION 2. Notices. Whenever under the provisions of these By–Laws notice is required to be given to any director, officer or stockholder, it shall not be construed to mean personal notice, but such notice shall be given in writing, by mail, by depositing the same in a post office or letter box in a postpaid sealed wrapper addressed to each stockholder, officer or director at such address as appears on the books of the Corporation, or in default of any other address, to such director, officer or stockholder, at the general post office in Baltimore County, Maryland, and such notice shall be deemed to be given at the time the same shall be thus mailed. Any stockholder, director or officer may waive any notice required to be given under these By–Laws.

ARTICLE IX

Amendments

SECTION 1. Amendment of By–Laws. The Board of Directors shall have the power and authority to amend, alter or repeal these By–Laws or any provision thereof, and may from time to time make additional By–Laws.

John F. Maas
4053 Bayberry Ct.
Monmouth Jct, NJ 08852
609-937-6147

December 12, 2004

U. S Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W
Washington, DC 20549

Re: Letter Dated December 3, 2004 submitted by Gordon Feinblatt regarding opposition to Shareholder Proposal Submitted for inclusion in the 2005 Proxy Statement of First Mariner Bank

Ladies and Gentleman,

In the above referenced, First Mariner Bancorp (Company) seeks to exclude the Proposal which I submitted for inclusion in the 2005 Proxy Statement. The Company outlines various reasons for its position. I would like to address several issues raised.

- This is the exact same proposal which I submitted last year and which the SEC refused to concur with the Company's position at that time. The proposal received 21.8% of the votes last year.
- The proposal does not mandate that the Board do anything. The proposal merely "**urges**" the Board to adopt a policy.
- The Proposal in no way violates Maryland Law because the Company argues that it is not in accordance with the By-laws. What the Company has failed to tell you is that the Board can unilaterally change the By-laws at any time without shareholder approval. The following is the portion of the By-laws covering that.

AMENDED AND RESTATED BYLAWS
As of September 17, 2002

ARTICLE IX
Amendments

SECTION 1. **Amendment of By-Laws.**
The Board of Directors shall have the power and authority to amend, alter or repeal these By-Laws or any provision thereof, and may from time to time make additional By-Laws.

- It seems strange that all of the sudden, the Company is concerned with following the By-laws. In the past, this was not the case. For years, the Company has ignored provisions of the By-laws. It wasn't until I pointed this out to the Company on several occasions that they took action. But the action that they took was not to comply with the By-laws but rather they changed the By-laws and the matter was never submitted to the shareholders. By examining the By-laws this point will be very obvious.

Below are two sections of the By-laws which the Company clearly did not follow.

BYLAWS
(Amended and Restated as of October 1996)

SECTION 2. Powers and Duties of the Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors unless the Board of Directors shall be a majority vote of a quorum thereof elect a chairman other than the Chairman of the Board to preside at meetings of the Board of Directors. He may sign and execute all authorized bonds, contracts or other obligations in the name of the Corporation; and he shall be ex-officio a member of all standing committees.

SECTION 3. Powers and Duties of the President. The President shall be the chief executive officer of the Corporation and shall have general charge and control of all its business affairs and properties. He shall preside at all meetings of the stockholders.

You will note that according to Section 3, The President is the CEO and also the President is to preside at the all meetings of the shareholders. For years Mr. Hale was held out to be the CEO and he also presided over the shareholders' meetings. Mr. Hale was not the President.

When the Company was called to task for this they changed the By-laws as follows:

FIRST MARINER BANCORP
AMENDED AND RESTATED BYLAWS

As of September 17, 2002

SECTION 2. Powers and Duties of the Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors unless the Board of Directors shall by a majority vote of a quorum thereof elect a chairman other than the Chairman of the Board to preside at meetings of the Board of Directors. The Chairman of the Board shall be the Chief Executive Officer of the Corporation and shall have general charge and control of all its business affairs and properties. He shall preside at all meetings of the stockholders. He may sign and execute all authorized bonds, contracts or other obligations in the name of the Corporation; and he shall be ex-officio a member of all standing committees.

SECTION 3. Powers and Duties of the President. The President shall have the general powers and duties of supervision and management usually vested in the office of president of a corporation, subject to the direction and review of the Chairman and the Board of Directors. He may sign and execute all authorized bonds, contracts or other

obligations in the name of the Corporation. The President shall be ex-officio a member of all the standing committees. He shall do and perform such other duties as may, from time to time, be assigned to him by the Chairman and the Board of Directors.

I think you can see why one would be led to believe that this was a self-serving change in the By–laws which essentially created the situation which my proposal seeks to address. By examining the disclosures made in various proxy statements, it is clear that the Company did not follow the By-laws. The By-laws clearly required the President to be the CEO yet in the proxy statements the Company states that Mr. Hale is the CEO even though he was not President. Of course they changed the By-laws for some reason which I believe has something to do with Sarbanes-Oxley. But for years, the Company operated outside of the By-laws.

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD TUESDAY, MAY 4, 1999
JOSEPH A. CICERO is the President of the Company
EDWIN F. HALE, SR. is Chairman and Chief Executive Officer of the Company

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON TUESDAY, MAY 2, 2000
JOSEPH A. CICERO is the President of the Company
EDWIN F. HALE, SR. is Chairman and Chief Executive Officer of the Company

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD TUESDAY, MAY 1, 2001
JOSEPH A. CICERO is the President of the Company
EDWIN F. HALE, SR. is Chairman and Chief Executive Officer of the Company

ANNUAL MEETING OF STOCKHOLDERS To Be Held Tuesday, May 7, 2002,
Joseph A. Cicero is the President of the Company
Edwin F. Hale, Sr. is Chairman and Chief Executive Officer of the Company

ANNUAL MEETING OF STOCKHOLDERS To Be Held Tuesday, May 6, 2003
Joseph A. Cicero is the President of the Company
Edwin F. Hale, Sr. is Chairman and Chief Executive Officer of the Company

ANNUAL MEETING OF STOCKHOLDERS To Be Held Tuesday, May 4, 2004
Joseph A. Cicero is the President of the Company
Edwin F. Hale, Sr. is Chairman and Chief Executive Officer of the Company

- The Company also raises several issues with regard to the supporting statement. With the exception of the quote from the Baltimore Business Journal, the supporting statement is identical to statement approved last year with the addition of the statistic of last years result of the vote.

Regarding the excerpt from the BBJ, I find it strange that the Company objects. I have proper attribution. If the statement in whole or part is "materially false and misleading "as claimed by the Company then why did the Company not demand a retraction or a correction. To the best of my knowledge, the Company has not made such a request to the BBJ.

- The Company also has a problem with the mention in the excerpt of the ISS survey. The Company claims that it provides no details about the Survey. Apparently it is alright for the Company to cite a survey in its Proxy Statement and provide little details. Consider the following statement which has appeared in the Company's Proxy.

Mr. Hale has been an integral part of the Company's sales and marketing efforts, actively participating in the Company's marketing strategies and serving as spokesman in the Company's radio and television advertising. Through Mr. Hale's efforts, the Company now enjoys name recognition of 94% in the Baltimore Metropolitan area based on an independent market research study conducted in January 2003

The Company offers no indication of who conducted the research study. You don't know what it means by name recognition. I would venture to say that Enron, Martha Stuart and any other range of characters might in fact have a high name recognition. In other words, all of the arguments put forth by the Company in objecting to the mention of the ISS survey could be applied to the Company's own use of an unkown survey which they have repeatedly referred to over the past years.

I respectfully request that you do not honor the Company's request as outlined in their letter of December 3, 2004. I also would request that you consider if any action should be taken regarding the failure of the Company to follow the By-laws.

If you have any questions or would like additional information, please do not hesitate to call me at 609-937-6147 or you can reach me by e-mail at Jmaas@princeton.edu

Sincerely



John F. Maas

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Mariner Bancorp
Incoming letter dated December 3, 2004

The proposal urges the board of directors to adopt a policy that the chairman of the board and the chief executive officer be two different individuals and that the chairman be an independent director elected by the directors.

We are unable to concur in your view that First Mariner may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that First Mariner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that First Mariner may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that First Mariner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that First Mariner may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that First Mariner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that First Mariner may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that First Mariner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Heather L. Maples
Special Counsel